     As filed with the Securities and Exchange Commission on April 28, 1999


                                                      Registration No. 333-76661
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                   ------------------------------------------

                                Amendment No. 1
                                       To
                                    Form S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. Exact name of trust:

                           THE MERRILL LYNCH FUND OF
                  STRIPPED ('ZERO') U.S. TREASURY SECURITIES,
                                    SERIES L

B. Names of depositor:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. Complete addresses of depositor's principal executive offices:


                   MERRILL LYNCH, PIERCE, FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                           Post Office Box 9051
                         Princeton, NJ 08543-9051


D. Names and complete addresses of agent for service:


                                                         Copies to:
  TERESA KONCICK, ESQ.
      P.O. Box 9051
     Princeton, N.J.
       08543-9051
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 Lexington Avenue
                                                    New York, N.Y. 10017


E. Title of Securities Being Registered:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this registration statement will become effective on April 30, 1999 pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     Defined Asset FundsSM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                              The Merrill Lynch Fund of Stripped
                              ('Zero') U.S. Treasury Securities,
                              Series L
                              o   Portfolio of 'Zero Coupon' U.S. Treasury
                                  Securities
                              o Designed for Safety of Capital and High Yield to Maturity
                              o   Units sold to Separate Accounts to Fund
                                  Benefits under Variable Life Insurance
                                  Policies



                               -------------------------------------------------
                               The Securities and Exchange Commission has not
                               approved or disapproved these Securities or
Sponsor:                       passed upon the adequacy of this prospectus. Any
Merrill Lynch,                 representation to the contrary is a criminal
Pierce, Fenner & Smith         offense.
Incorporated                   Prospectus dated April 30, 1999.

--------------------------------------------------------------------------------




Contents
                                                                Page
                                                          -----------
Risk/Return Summary and Portfolio.......................           3
What You Can Expect From Your Investment................           5
   Distributions at Maturity............................           5
   Records and Reports..................................           5
The Risk You Face.......................................           5
   Price Risk...........................................           5
Selling or Exchanging Units.............................           5
   Sponsor's Secondary Market...........................           5
   Selling Units to the Trustee.........................           5
How The Fund Works......................................           6
   Pricing..............................................           6
   Evaluations..........................................           6
   Income...............................................           6
   Expenses.............................................           6
   Portfolio Changes....................................           6
   Termination..........................................           7
   Certificates.........................................           7
   Trust Indenture......................................           7
   Legal Opinion........................................           8
   Auditors.............................................           8
   Sponsor..............................................           8
   Trustee..............................................           8
   Sponsors's Profits...................................           8
   Code of Ethics.......................................           9
   Year 2000 Issues.....................................           9
Taxes...................................................           9
Supplemental Information................................           9
Statement of Condition..................................          10

--------------------------------------------------------------------------------

Risk/Return Summary



       1.  What is the Fund's Objective?
           The Fund seeks safety of capital and high yield to maturity by investing primarily in fixed portfolios of Stripped U.S. Treasury securities.
           Units are offered only to separate accounts to fund the benefits under variable insurance policies issued by Monarch Life Insurance Company, Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York. These Accounts invest in units in accordance with allocation instructions received by policyowners. Accordingly, the interests of a policyowner in the units are subject to the terms of the insurance policy.
           The rights of the Accounts as holders of units should be distinguished from the rights of the policyowners. Please review the accompanying prospectus for the insurance policies, which describes the rights of and risks to policyowners. The term 'you' in this Prospectus refers to the Accounts (or the Sponsor if it holds units).
       2.  What are Stripped U.S. Treasury Securities?
           These are debt obligations directly issued by the U.S. Treasury. They do not make any periodic payments of interest before maturity and are priced at a deep discount from face amount. They pay a fixed amount of principal at maturity.
       3.  What is the Fund's Investment Strategy?
        o The Fund consists of one unit investment trust. The trust is designated by the year in which its Stripped Treasury securities mature. The trust also contains an interest-bearing U.S. Treasury note to provide income to pay the trust's expenses.
        o Unlike a mutual fund, the portfolios of these unit investment trusts are not managed.
        o For each unit purchased, you will receive a total distribution of approximately $1,000 for units held until maturity of the underlying securities in the trust.
        o  The securities in the Fund but not the Fund or the units are backed by the full faith and credit of the United
           States.
        o  100% of the trust consists of U.S. Treasury securities.



       4.  What are the Significant Risks?
           You can lose money. This can happen for various reasons, including:
        o  Rising interest rates can reduce the value of the units.
        o Since each portfolio is priced at a deep discount from face amount, unit prices may be subject to greater fluctuations in response to changing interest rates. This risk is greater than on debt securities that pay interest currently and increases when the time to maturity is longer.
        o If units are sold before the underlying securities mature, the value of your units may decrease, because market prices of the securities before maturity will vary with changes in interest rates and other factors.
       5.  Is this Fund Appropriate for You?
           Yes, if you want safety of capital with a locked-in yield to maturity. You benefit from a portfolio of U.S. government securities with fixed returns and a stated maturity.
           The Fund is not appropriate for you if you want current income or a speculative investment that changes to take advantage of market movements.

--------------------------------------------------------------------------------


                                  ON THE INITIAL DATE OF DEPOSIT, APRIL 28, 1999

PORTFOLIO OF SERIES L
--------------------------------------------------------------------------------




                                                                                 Cost
Portfolio No. and Title of                           Face                    to Portfolio
Securities Contracted for (1)          Coupon       Amount     Maturities        (2)
------------------------------------------------------------------------------------------



2019 Trust



 1     Stripped Treasury Securities
    (3)                                       0%  $   389,000      2/15/19  $   119,968.77

2     U.S. Treasury Note                  8.875%        1,523      2/15/19        2,067.47
                                                  -----------               --------------
                                                  $   390,523               $   122,036.24
                                                  -----------               --------------
                                                  -----------               --------------



------------------------------------


NOTES

(1) All Securities are represented by contracts to purchase such Securities, which were entered into by the Sponsor on April 27, 1999. All contracts are expected to be settled by the initial settlement date for Units.



(2) Evaluation of Securities by the Evaluator made on the basis of current offer side evaluation. The following table sets forth the amount by which the offer side evaluation is greater than the current bid side evaluation of the Securities (the basis on which Redemption Price per Unit is determined--see Selling or Exchanging Units. Sponsor's loss on deposit was $269.15.


                                        Aggregate bid side             Amount by which
                                     evaluation of Securities       aggregate offer side
                                          on the Initial         evaluation is greater than       % of aggregate
Trust                                    Date of Deposit        aggregate bid side evaluation       face amount
-------------------------------------------------------------------------------------------------------------------



 2019                                     $     121,574.71                $    461.53                      0.12%



------------------------------------


(3) See 'The Risk You Face--Price Risk'.
                      ------------------------------------


                   Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different securities from those described above.

       6.  Is the Fund Managed?
           Unlike a mutual fund, the Fund is not managed and securities are not sold because of market changes. To lock in the yield on the purchase date, a trust holds securities to maturity unless sales are needed to raise cash for redemptions.
       7.  How do I Buy Units?
           Each Account buys units from the Sponsor. There is no minimum investment.
           Unit price is based on the net asset value of the trust plus the applicable transaction charge shown below. Any principal cash, and any net accrued but undistributed interest on the unit is added to the unit price. An independent evaluator prices the securities at their offer side values at 3:30 p.m. Eastern time each business day. Unit price varies daily with changes in the prices of the securities in the trust.
       8.  How do I Sell Units?
           An Account may sell units at any time to the Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale. You will not pay any fee when you sell your units.
       9.  How are Distributions Made and Taxed?
           Stripped Treasury securities do not pay interest until they mature; consequently, you should not expect any distributions of interest income. When the Stripped Treasury security matures, the proceeds will be distributed to the Accounts. A distribution will be made in cash two business days following the maturity of the Stripped Treasury security.
           The Accounts (not the policyowners) have significant amounts of income attributed to them annually as original issue discount is accrued on the Stripped Treasury securities.
      10.  What are the Fund's Fees and Expenses?
           This table shows the costs and expenses the Accounts may pay, directly or indirectly, when they invest in the Fund.

           Transaction Charges
           The insurance company initially pays a transaction charge to the Sponsor on the units sold to an Account. The insurance company intends to recover this amount through an asset charge. See the accompanying prospectus for the insurance policies for futher information. The transaction charge is based on the remaining years to maturity of the Stripped Treasury security:



                                                             Percent of
                                                                  Offer
                     Remaining Years to Maturity                  Price
           ------------------------------------------------  -----------
           Less than 2 years...............................        0.25%
           At least 2 years but less than 3 years..........        0.50
           At least 3 years but less than 5 years..........        0.75
           At least 5 years but less than 8 years..........        1.00
           At least 8 years but less than 13 years.........        1.50
           At least 13 years but less than 18 years........        1.75
           18 years or more................................        2.00


     Unit Price (as of April 27, 1999)
------------------------------------------------------------


                                                               Series L
                                                             -----------
                                                                   2019
                                                                  Trust
                                                             -----------
           Net asset value (based on offer side
           evaluation of underlying Securities)               $  312.49
           Plus transaction charge                            $    3.19
           Unit price per 1,000 Units                         $  315.68



----------------------------------------------------------------


     Trustee's Annual Operating Fee and Expenses
Per $1,000 face amount of underlying Securities
-----------------------------------------------------------------

                                    Series L

                                      2019
                                     Trust

                                     $0.35
----------------------------------------------------------------

What You Can Expect From Your Investment


Distributions at Maturity

Each trust normally holds any net income and principal received until the Stripped Treasury security matures. However, the Trustee may distribute any available balances in the Income and Capital Accounts once a year, as instructed by the Sponsor.

Records and Reports

The Accounts receive:

o with any distribution, a statement of income and other payments;

o an annual report on Fund transactions; and



o annual tax information. This also is sent to the IRS.



You will receive audited financial statements of the Fund once a year.



The Risk You Face

Price Risk

Investing involves risks, including the risk that your investment before maturity will decline in value if interest rates rise. Generally, the price of Stripped Treasury securities fluctuates more widely than prices of debt securities that pay interest currently. Also, securities with longer maturities will change in value more than securities with shorter maturities. Of course, we cannot predict how interest rates may change.

Selling or Exchanging Units

Sponsor's Secondary Market

We have agreed to buy back units at their offer side value without any fee or charge. We may resell the units to an Account or to the Trustee.



Selling Units to the Trustee



If we fail to maintain a secondary market, an Account can sell units to the Trustee at any time at a price based on the lower bid side evaluation of the securities in the trust. It must deliver instructions to the Trustee (with coordinated delivery or assignment of any outstanding certificates if issued).



Within seven days after receiving a redemption request in proper form, the Trustee will transmit the proceeds as directed by the redemption instructions. An Account may opt to receive securities rather than cash. Contact the Trustee for additional information.



If the trust does not have cash available to pay for units redeemed, the Sponsor will select securities to be sold, based on market and credit factors. These sales could be made at times when the securities would not otherwise be sold and may result in receiving less than the unit par value and also reduce the size and diversity of the trust.



Payments for units could be delayed:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and



   o for any other period permitted by SEC order.


How The Fund Works

Pricing

The price of a unit includes interest accrued on the securities, less expenses, up to, but not including, the settlement date, which is usually the business day after purchase of the unit.


Evaluations

An independent Evaluator values the securities on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas; and the following federal holidays: Columbus Day and Veterans Day). Values are based on current offer prices for the securities or comparable bonds.


Income


The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses


The Trustee is paid semi-annually. It also benefits when it holds cash for a trust in non-interest bearing accounts. The Trustee may also receive additional amounts:


   o to reimburse the Trustee for the trust's operating expenses;

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsor;

   o costs of actions taken to protect a trust and other legal fees and expenses;

   o termination expenses and any governmental charges.


The trusts also pay the Evaluator's fees.


The Trustee's and Evaluator's fees may be adjusted for inflation without investors' approval.


If trust expenses exceed initial estimates, the trust will owe the excess. The Trustee has a lien on trust assets to secure reimbursement of trust expenses and may sell bonds if cash is not available.


Portfolio Changes


The Sponsor and Trustee are not liable for any default or defect in a security.


Unlike a mutual fund, the portfolio is designed to remain intact and we may keep securities in the portfolio even if adverse financial circumstances occur. However, we may sell a security in certain cases if we believe that certain adverse credit or other conditions exist.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of securities that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:

   o diversity of the portfolio;

   o size of the trust relative to its original size;

   o level of trust expenses;

   o yield to maturity;

   o degree to which units may be selling at a premium over par; and

   o cost of maintaining a current prospectus.

Termination


Each trust terminates following the stated maturity or sale of the last security in its portfolio. A trust may also terminate earlier with the consent of investors holding 51% of the units or if its total assets are less than 40% of the face amount of securities deposited. We will decide whether to terminate a trust early based on the same factors used in deciding whether or not to offer units in the secondary market.

When a trust is about to terminate the Account will receive a notice, and it will be unable to sell units of the trust after that time. On or shortly before termination, we will sell any remaining securities, and you will receive your final distribution. Any security that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will bear your share of the expenses associated with termination, including costs in selling securities. This may reduce the amount you receive as your final distribution.


Certificates

Certificates for units are issued on request. An Account may transfer certificates by complying with the requirements for redeeming certificates, described above. It can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

Trust Indenture

The Fund is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsor, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsor and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in a trust without your written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

   o it fails to perform its duties and the Sponsor determines that its replacement is in your best interest; or

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsor and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.


If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:


   o remove it and appoint a replacement Sponsor;

   o liquidate the trusts; or

   o continue to act as Trustee without a Sponsor.


The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsor and the Evaluator.


Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Financial Statements included in this Prospectus.

Sponsor


The Sponsor is:


Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Trustee


The Chase Manhattan Bank, Unit Investment Trust Departament, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee.


It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


Sponsor's Profits


Upon the sale of units, the Sponsor receives the transaction charge from an Account (as set out above). The Sponsor also realizes a profit or loss on each deposit of securities in a trust.

In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems those units.

Code of Ethics


Merrill Lynch, as Sponsor, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

Year 2000 Issues


Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Fund. The Year 2000 Problem may adversely affect the U.S. Treasury, as issuer of the securities held by a trust, but we cannot predict whether any impact will be material to the trust.


Taxes


The following discussion relates only to the Accounts as holders of units, and not to policyowners. The separate prospectus for the insurance policies, attached, describes tax consequences to policyowners.

In the opinion of our counsel, under existing law:



The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Stripped Treasury security in the Fund.



The zero coupon bonds will be considered to have been issued at an 'original issue discount' for federal income tax purposes. As a result, you will be required to include original issue discount in respect of the zero coupon bonds as it accrues, in accordance with a constant yield method based on a compounding of interest.


Supplemental Information

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the securities that may be in the Fund's portfolio and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsor, Trustee and Holders of The Merrill Lynch Fund of Stripped ('Zero') U.S. Treasury Securities, Series L:

We have audited the accompanying statement of condition of the 2019 Trust of The Merrill Lynch Fund of Stripped ('Zero') U.S. Treasury Securities, Series L and the related portfolio included in the prospectus of the Fund as of April 28, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the above-mentioned Trust of The Merrill Lynch Fund of Stripped ('Zero') U.S. Treasury Securities, Series L as of April 28, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
APRIL 28, 1999

                  THE MERRILL LYNCH FUND OF STRIPPED ('ZERO')

                       U.S. TREASURY SECURITIES, SERIES L

      Statement of Condition as of Initial Date of Deposit, April 28, 1999



                                                                 2019
                                                                Trust
                                                         --------------------


Trust Property
Investments in Securities--
Contracts to purchase Securities(1)......................$         122,036.24
Accrued interest to Initial Date of Deposit on underlying
U.S. Treasury Note.......................................               26.88
                                                         --------------------
           Total                                         $         122,063.12
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liability--Accrued interest to Initial Date of Deposit on
underlying U.S. Treasury Note(2).........................$              26.88
                                                         --------------------
Interest of Holders--
     Cost to investors(3)................................$         123,282.00
Gross underwriting commissions(4)........................           (1,245.76)
                                                         --------------------
Net amount applicable to investors.......................          122,036.24
                                                         --------------------
           Total                                         $         122,063.12
                                                         --------------------
                                                         --------------------
UNITS OUTSTANDING........................................          390,523.00
                                                         --------------------
                                                         --------------------



---------------


(1) Aggregate cost to Trust of the Securities listed under its Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit as set forth under Offering Price. See also the column headed Cost of Securities to Trust under Portfolio. An irrevocable letter or letters of credit includes amount of $122,332.27 has been deposited with the Trustee. The amount of such letter or letters of credit include $122,305.39 (equal to the purchase price to the Sponsors) for the purchase of $390,523 face amount of Securities pursuant to contracts to purchase Securities, plus $26.88 covering accrued interest to the earlier of the date of settlement for the purchase of Units or the date of delivery of the Securities. The letter or letters of credit has been issued by DBS Bank, New York Branch.

(2) Representing,as set forth under Income and Yield, a special distribution by the Trustee of an amount equal to the accrued interest on the U.S. Treasury Note as of the Initial Date of Deposit.

(3) Aggregate offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying Securities as of the Evaluation Time on the Business Day prior to the Initial Date of Deposit.

(4) Transaction charge of 2.00% for the 2019 Trust, computed on the basis set forth under Sale of Units--Offering Price.

                             Defined
                             Asset FundsSM



Have questions ?                         The Merrill Lynch Fund of Stripped
Request the most recent free             ('Zero') U.S Treasury Securities,
Information Supplement                   Series L
that gives more details about            ---------------------------------------
the Fund, by calling:                    This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no:
                                         333-76661);
                                         o Investment Company Act of 1940 (file
                                         no. 811-3965).
                                         To obtain copies at prescribed rates--
                                         Write: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         Call: 1-800-SEC-0330.
                                         Visit: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         This Prospectus may be used as a
                                         preliminary prospectus for a future
                                         series, but some of the information in
                                         this Prospectus will be changed for
                                         that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                   100158RR--4/99

                                    PART II
             Additional Information Not Included in the Prospectus


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated........       8-7221



                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated........     13-5674085
The Chase Manhattan Bank, Trustee.........................     13-4994650

                        SERIES OF THE MERRILL LYNCH FUND
                 OF STRIPPED ('ZERO') U.S. TREASURY SECURITIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933



                                                                    SEC
     Series Number                                              File Number
--------------------------------------------------------------------------------
Series A....................................................            2-89536
Government Securities Income Fund, U.S. Government Agency
  Laddered Series, Defined Asset Funds......................          333-69539


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:



 1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of The Merrill Lynch Fund of Stripped ('Zero') U.S. Treasury Securities, Series A, 1933 Act File No. 2-89536).
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'How The Fund Works--'Legal Opinion' in the Prospectus.
 4.1    --Consent of the Evaluator.
 5.1    --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Government Securitis Income Fund, Freddie Mac Series--12, 1933 Act File No. 33-56849).

                  THE MERRILL LYNCH FUND OF STRIPPED ('ZERO')
                       U.S. TREASURY SECURITIES, SERIES L
                                   SIGNATURES

     The registrant hereby identifies the series numbers of Government Securities Income Fund and The Merrill Lynch Fund of Stripped ('Zero') U.S. Securities Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:


     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Merrill Lynch Fund of Stripped ('Zero') U.S. Treasury Securities, Series L, has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 28th day of April, 1999.

                        Signatures appear on pages R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   Depositor


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)